Exhibit (a)(1)(b)

DRAFT E-MAIL TO EMPLOYEES AFFECTED BY 409A

To:	XXXXX@Brocade.com

From:	409Astock@Brocade.com

Date:	May 11, 2006

Subject:	Action Required: Urgent Information Regarding Your Brocade Stock Options

     Recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% excise tax and interest charges) on stock options that were granted at a discount from fair market value (“discount options”) and which vest after December 31, 2004.
     You are receiving this e-mail because Brocade has determined that certain of your stock options may be affected by Section 409A because they were or may have been discount options. Brocade is offering you the opportunity to avoid the Section 409A impact by either amending or canceling (depending on the specific option grant) certain stock options in return for certain cash payments.
     INFORMATIONAL MEETINGS
     To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how Brocade has addressed the situation and the choices you have, and (iii) answer any other questions you may have, identical informational meetings will be held in San Jose on:
•	Friday, May 12, 2006 from 11:00 a.m. to 12:00 p.m. in Skyport-IMC; or

•	Friday, May 12, 2006 from 2:00 p.m. to 3:00 p.m. in SJ6-IMC.
     In addition, an abbreviated informational meeting (first 30 minutes), plus an open Q&A session (second 30 minutes) will be held on:
•	Tuesday, May 16, 2006 from 2:00 p.m. to 3:00 p.m. in SJ6-IMC.
     If you cannot attend any of these meetings, the main presentation will be recorded on an audio webcast that can be viewed by accessing the following link during the term of the tender offer: [LINK]
     KEY DOCUMENTS AND MATERIALS
     (1) Presentation summarizing the background and key choices you have available:
     [LINK TO DELOITTE PRESENTATION]
     (2)(a) Tender Offer Document (this is a large file):
     [LINK TO OFFER TO EXCHANGE]
     (b) Complete SEC Filing Regarding Offer (this is a very large file)
     [LINK TO SCHEDULE TO AND EXHIBITS OTHER THAN OFFER TO EXCHANGE]

     (3) Election Form and Withdrawal Form:
     [LINK TO ELECTION FORM AND WITHDRAWAL FORM]
     (4) Addendum to Tender Offer with your personalized stock option information (includes a list of your “eligible” option grants, the grant date of each of those options, a description of any potential cash payments if you choose to participate in the Tender Offer and, where applicable, the amended option exercise price):
     [ATTACH PERSONALIZED OPTION SPREADSHEET]
     (5) Black-Scholes calculator to estimate buyout amount (for use if you have grants that will be canceled):
     [LINK TO BLACK-SCHOLES CALCULATOR]
     ACTION ITEMS
     After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form (see above link). The Election Form must be received by Elizabeth Moore by no later than 5:00 p.m. on June 12, 2006 (Pacific Time). You may send your completed Election Form to Elizabeth Moore by (i) fax at 408-333-5900, (ii) by e-mail to 409Astock@brocade.com or (iii) by hand delivery to Elizabeth Moore.
     QUESTIONS
     If you have any questions, you can contact Deloitte via e-mail using the following e-mail address: Brocade409A@deloitte.com.
     Please note that Brocade company policy prohibits employees from providing individual tax advice. If you have questions, Deloitte will be available to answer general questions relative to Section 409A. We strongly encourage you to seek the advice of your personal tax advisor.
For and On Behalf of
Richard Deranleau
VP, Finance & Interim Chief Financial Officer